SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               _________________

                                AMENDMENT NO. 13
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               _________________

                                 GIANT FOOD INC.
                            (Name of Subject Company)
                               _________________

                             KONINKLIJKE AHOLD N.V.
                                  (ROYAL AHOLD)
                          AHOLD AMERICAS HOLDINGS, INC.
                               AHOLD U.S.A., INC.
                          GIANT ACQUISITION CORPORATION
                                    (Bidders)
                               _________________

                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)
                               _________________

                                    374478105
                      (CUSIP Number of Class of Securities)
                               _________________

                            PAUL P.J. BUTZELAAR, ESQ.
                             KONINKLIJKE AHOLD N.V.
                                ALBERT HEIJNWEG 1
                        1507 EH ZAANDAM, THE NETHERLANDS
                                011-31-75-6598111
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                               _________________

                                    Copy to:

                            MAUREEN S. BRUNDAGE, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       /  / (a)
                                                                       /  / (b)
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO; BK
--------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         /  /
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
--------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         /  /
--------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
--------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold Americas Holdings, Inc.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       /  / (a)
                                                                       /  / (b)
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         /  /
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
--------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         /  /
--------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
--------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold U.S.A., Inc.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       /  / (a)
                                                                       /  / (b)
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF; BK
--------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         /  /
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
--------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         /  /
--------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
--------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Giant Acquisition Corporation
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       /  / (a)
                                                                       /  / (b)
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         /  /
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
--------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         /  /
--------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
--------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

     This Amendment No. 13 amends and supplements the Schedule 14D-1 filed on May 19, 1998 relating to the offer by Giant Acquisition Corporation, a Delaware corporation and indirect wholly-owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad) ("Royal Ahold"), to purchase for cash all of the outstanding shares of Class A Common Stock, par value $1.00 per share (the "Shares"), of Giant Food Inc., a Delaware corporation (the "Company"), at a price of $43.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 is hereby amended to add at the end thereof the following:

     Section 9 ("Source and Amount of Funds") of the Offer to Purchase is amended to read in its entirety as follows:

     "The Offer is not conditioned upon any financing arrangements. The amount of funds required by Acquisition Corporation to purchase all of the Class AC Shares from the Selling Shareholder, all of the Class AL Shares from Sainsbury and all of the outstanding Shares pursuant to the Offer (collectively, the "Acquisition") and to pay related fees and expenses is expected to be approximately $2.7 billion.

     Acquisition Corporation will obtain $2.2 billion of the funds needed for the Acquisition indirectly from Royal Ahold. Royal Ahold will obtain the $2.2 billion from the net proceeds of a global offering (the "Global Offering") by Royal Ahold of Common Shares (which may be in the form of American Depository Shares) and Guilder-denominated Convertible Subordinated Notes (which may be in the form of American Depository Notes).

     Acquisition Corporation will obtain the remaining $500 million of the funds needed for the Acquisition from a capital contribution by Ahold U.S.A., which Ahold U.S.A. will fund by a borrowing made under an Amended and Restated U.S. $1,000,000,000 Multicurrency Revolving Facility Agreement (the "1996 Credit Facility"), dated December 18, 1996, and amended and restated September 7, 1998, between Royal Ahold, Ahold U.S.A, ABN AMRO Bank N.V., Chase Investment Bank Limited and J.P. Morgan Securities Ltd. as Arrangers, The Chase Manhattan Bank as Facility, Swing-Line, Letter of Credit and Short Term Advances Agent, Chase Manhattan International Limited as Multicurrency Facility Agent and certain financial institutions named therein.

     The 1996 Credit Facility provides for an unsecured loan facility in an aggregate amount of up to U.S. $1.0 billion. The 1996 Credit Facility expires on December 18, 2003. The 1996 Credit Facility may be used by Royal Ahold for general corporate purposes including working capital and the refinancing of certain other facilities. Revolving credit advances under the 1996 Credit Facility will bear interest at a rate per annum equal to LIBOR plus 10 basis points. The 1996 Credit Facility contains certain restrictions on, among other things, the creation of liens and certain financial covenants which require Royal Ahold to maintain a specified ratio of operating earnings before income taxes plus net interest expense to net interest expense. The 1996 Credit Facility also contains certain events of default including (i) the liquidation or bankruptcy of Royal Ahold or any of its material subsidiaries, (ii) changes in the character of its business and (iii) the lease, sale or disposition of all or any substantial part of its assets. In addition, Royal Ahold has agreed to pay the Chase Manhattan Bank certain fees and to reimburse each of the agents and arrangers for certain expenses and to provide certain indemnities, as is customary for commitments of the type described therein.

     The foregoing summary of the source and amount of funds is qualified in its entirety by reference to the text of the 1996 Credit Facility, a copy of which has been filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 relating to the Offer which the Purchaser has filed with the Commission (the "Schedule 14D-1"). The 1996 Credit Facility may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7.

     The margin regulations promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purposes of purchasing margin stock (including the Shares) if such credit is secured directly or indirectly by margin stock. Royal Ahold and Acquisition Corporation believe that the financing of the acquisition of the Shares will be in full compliance with, or not subject to, the margin regulations."

ITEM 10. ADDITIONAL INFORMATION.

     Paragraph (f) of Item 10 is amended by adding at the end thereof the following:

     On October 2, 1998, Royal Ahold issued a press release announcing the extension of the Expiration Date of the Offer until 5:00 p.m., New York City time, on Thursday, October 22, 1998, unless further extended. A copy of the press release is attached hereto as Exhibit (a)(19) and is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

         The following is hereby added as an exhibit:

         Exhibit (a)(15)        Amended    and    Restated    U.S.$1,000,000,000
                                Multicurrency   Revolving  Facility   Agreement,
                                dated   December  18,  1996,   and  amended  and
                                restated September 7, 1998, between  Koninklijke
                                Ahold N.V.,  Ahold U.S.A.,  Inc.,  ABN AMRO Bank
                                N.V.,  Chase  Investment  Bank  Limited and J.P.
                                Morgan  Securities Ltd. as Arrangers,  The Chase
                                Manhattan Bank as Facility,  Swing-Line,  Letter
                                of Credit and Short Term Advances  Agent,  Chase
                                Manhattan International Limited as Multicurrency
                                Facility    Agent    and    certain    financial
                                institutions named therein.

         Exhibit (a)(19)        Press Release  dated October 2, 1998,  extending
                                the Expiration Date of the Offer to Purchase.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 2, 1998             KONINKLIJKE AHOLD N.V.


                                    By: /s/ A. Michiel Meurs
                                       -----------------------------------------
                                       Name:   A. Michiel Meurs
                                       Title:  Executive Vice President



                                    AHOLD AMERICAS HOLDINGS INC.


                                    By: /s/ Robert G. Tobin
                                       -----------------------------------------
                                       Name:   Robert G. Tobin
                                       Title:  President



                                    AHOLD U.S.A., INC.



                                    By: /s/ A. Michiel Meurs
                                       -----------------------------------------
                                       Name:   A. Michiel Meurs
                                       Title:  Executive Vice President



                                    GIANT AQUISITION CORPORATION


                                    By: /s/ Robert G. Tobin
                                       -----------------------------------------
                                       Name:   Robert G. Tobin
                                       Title:  President